Anglo Swiss Resources Inc. Announces Strong First Assay Results at Kenville Gold Mine Property

Anglo Swiss Resources Inc. (TSX VENTURE: ASW) (OTCBB: ASWRF) (BERLIN: AMO) October 21, 2008, 5:30 am PST – announces its initial assay results from multiple high-grade gold and silver intercepts in several newly discovered mineralized quartz veins. During the 2008 drill program, the vein system has been traced for at least 700 meters (2296 feet) through the western side of the 100% owned Kenville Mine property.

Assay highlights of 5 mineralized quartz vein intercepts from multiple high-grade intervals from the first 28 drill holes (totaling 8530 meters) include:

* 205.0 g/t gold (5.97 oz/ton) over 0.3 meters with 182.0 g/t silver & 0.52% copper in Hole AK08-15;

* 115.0 g/t gold (3.35 oz/ton) over 0.25 meters with 82.2 g/t silver and 1.61% copper in Hole AK08-17;

* 44.7 g/t gold (1.30 oz/ton) over 0.5 meters with 90.3 g/t silver and 0.26% copper in Hole AK08-07;

* 29.2 g/t gold (0.85 oz/ton) over 0.32 meters with 54.3 g/t silver and 1.05% copper in Hole AK08-18;

* 10.07 g/t gold (0.29 oz/ton) over 1.22 meters with 8.43 g/t silver in Hole AK08-24

Geological interpretation has also recognized a fracture or shear zone that approximately parallels the trend of the high grade quartz veins and like the quartz vein system, can be traced for approximately 700 meters (2,296 feet) , throughout the west side of the property. The fracture zone is variable in width between approximately 4.5 7 to 9.95 meters (14.98 to 32.63 feet) , containing copper grades from 0.49% to 1.53% copper (+/- silver, molybdenum and gold).

Five different drill hole intersections throughout the length of the shear zone resulted in an average copper grade of 0.94 % copper. Further details of this mineralized fracture zone as well as related widespread disseminated or porphyry style copper mineralization will be summarized in a future press release.

Please refer to the company website to view a table summarizing assay results for the more significant gold-bearing quartz vein intercepts at www.anglo-swiss.com. An accompanying drill hole location map can also be viewed on the website. A complete table of assays will be posted upon receipt of all final assay reports.

Leonard Danard, CEO of Anglo Swiss Resources Inc. said, “The Company is highly encouraged by the presence of at least 4 newly discovered high grade quartz veins carrying spectacular gold, silver and copper grades. While there is substantial work and completion planning to be done by the Company, we are enthusiastic about the initial assay results. The results are highly correlative with previous successful drilling at the Kenville Gold Mine property, and we have every reason to expect a significant upside to what is already known for the high-quality Kenville Gold Mine property. The Company is confident that continued exploration will advance this property towards identifying a major resource”

The newly discovered veins on the west side of the property trend northwesterly and dip at around 45 to 60 degrees to the northeast. This vein orientation is consistent with that of the known veins of the adjoining Kenville Gold Mine. Due to the “pinch and swell” nature of the gold-bearing Kenville veins, vein widths may vary between 0.2 meters to 1.0 meters, but recognized veins within the Kenville Mine can reach widths of up to 2 meters or 6.56 feet.  The highest gold values are generally associated with discrete well-mineralized quartz veins, dominated by heavy clots of pyrite, with lesser concentrations of chalcopyrite, galena and sphalerite. Visible gold has been seen in many of the higher grade vein intercepts, with high gold and silver values showing a strong correlation with variable concentrations of galena +/- sphalerite. Higher-grade vein intervals are also being assayed for tungsten, as scheelite has been observed in a number of the veins.

In order to better define the overall potential of the mineralized vein systems, the Company is planning for additional surface and underground drilling to evaluate this exciting new area of significant mineralization on the Kenville property.

The management has been highly encouraged by drilling results to date, with the drilling program now being finalized on the east or Kenville mine side of the property. The 2008 drilling program is being carried out to investigate the potential for mineralized vein structures both below the existing Kenville gold mine workings as well as to delineate along-strike vein structures extending beyond the existing mine workings.  Drilling on the east side of the Kenville property has now exceeded 5,000 meters in 17 drill holes. Upon receipt of final assay results, diamond-drilling results will be announced for the eastern portion of the Kenville property.

The technical contents of this release have been approved by Greg Thomson, P. Geo., a Qualified Person as defined in NI 43-101. The reader is advised that infill sampling is ongoing and high gold values are currently being re-analyzed by metallic screening procedures to evaluate the free gold nature of the vein mineralization.

About Anglo Swiss

Anglo Swiss is a mineral exploration company focused on creating shareholder value through the acquisition and development of quality precious/base metal and gemstone properties that have undiscovered resource potential. The company is actively exploring and drilling its 100% owned, advanced staged Kenville Gold Property located in southeastern British Columbia with the goal of developing a world-class porphyry copper and gold deposit.  The company is also in the process of exploring a diamondiferous bearing kimberlite property, known as the Fry Inlet Diamond Property, located in the Lac de Gras region of Canada's Northwest Territories in which it has the right to earn up to a 60% interest pursuant to an option and joint venture agreement with New Shoshoni Ventures Ltd.

For further information, investors are asked to visit the Anglo Swiss Resources Investor Relations Hub at www.agoracom.com/IR/AngloSwiss or email to ASW@agoracom.com.  Please visit the company's website at www.anglo-swiss.com or contact:

Len Danard

President and Chief Executive Officer

Tel:  (604) 683-0484

Fax:  (604) 683-7497

Email: info@anglo-swiss.com

Investor Relations Contacts:

Canada

United States

Jeff Walker or Grant Howard

Tony Schor or Jim Foy

The Howard Group Inc.

Investor Awareness Inc.

Toll Free: 1-888-221-0915

1-847-945-2222

www.howardgroupinc.com

http://www.investorawareness.com

Reader Advisory

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.